FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number
1.	Telefónica — Acquisition of 50% of the shares of Brasilcel, N.V.	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following
SIGNIFICANT EVENT
Further to the Significant Event filed on July 28, TELEFÓNICA has acquired the fifty percent (50%) of the shares of Brasilcel, N. V., (Dutch company that owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.), owned by Portugal Telecom SG SGPS, S.A., today, having made a first payment, as agreed, of four thousand five hundred (4,500) million Euros. The rest of the price, up to seven thousand five hundred (7,500) million euros, will be satisfied under the following schedule of payments: one thousand (1,000) million Euros on 30 December 2010, and two thousand (2,000) million Euros, on 31 October 2011, although Portugal Telecom SG SGPS, S.A. will be able to request for this last payment to be executed on July 29, 2011, and therefore the price of the acquisition and the closing payment will be reduced in approximately twenty-five (25) million Euros. As a result of this acquisition, TELEFÓNICA has achieved the control of Vivo Participações, S.A.
Coinciding with the closing of the transaction, the agreements signed in year 2002 between TELEFÓNICA and Portugal Telecom SGPS SG, S. A., in relation to its joint venture in Brazil, (Suscription Agreement and Shareholders Agreement), have been terminated.
TELEFONICA confirms that it will launch a Tender Offer over the voting shares of Vivo Participações, S.A., (ONs), for a price equal to eighty percent (80%) of the price paid by TELEFONICA to Portugal Telecom SGPS SG, S.A., for each voting share of Vivo Participações, S.A. (ON) owned by Brasilcel, N.V.
Madrid, September 27, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 27th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors